January 30, 2009

VIA EDGAR (Correspondence Filing)

Mr. Kevin Rupert U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549 (202) 551-6966

RE:	RiverNorth Funds (the “Registrant”)

Post-Effective Amendment No. 2

File Nos. 333-136185; 811-21934

Dear Mr. Rupert:

          On behalf of the Registrant, this letter responds to the comments you provided to Marc Collins on January 28, 2009 with respect to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement filed in order to make material disclosure changes to the Registrant's prospectus and SAI. Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1 – You observed that in the fee table, a sum line should be inserted under the 2.69% Total Annual Fund Operating Expenses.

Response 1 – The requested change has been made

Comment 2 – You requested that in the fee table, if there was a recoupment of previously waived fees made in the prior year, then the Registrant should provide additional details regarding the nature of the recoupment in the footnotes to the feet table.

Response 2 – As discussed with you by telephone on January 29, 2009, the Registrant will move the reference to the recoupment from footnote 4 to footnote 2 and further explain that the recoupment was of previously waived expenses under two different expense cap agreements.

Comment 3 – You observed that because the waived management fees and other reimbursed expenses paid by the Adviser can be recouped by the Adviser, the term "waiver" in the fee table and accompanying footnotes is not appropriate.

Response 3 – The Registrant has agreed to change the term "waiver" to "deferment" in the prospectus fee table and in all other references in the prospectus and SAI.

Comment 4- You asked that the Registrant explain how the Fund can describe having a 1.60% fee cap and expenses waiver in the Fund's prospectus and then in the financial highlights have a disclosed 1.64% expense ratio.

Response 4 – As we discussed and detailed in a telephone call on January 29, 2008, the current expense cap is 1.60%. However, prior to February 1, 2008, the expense cap was set at 1.95%. Because the expenses were capped at a higher level for four month of the fiscal year, the resulting average expense ratio was 1.64%. The corresponding recoupment discussed above was also made in accordance with the expense cap agreement as detailed in the prospectus and SAI.

Comment 5 – You requested that the new disclosures regarding the swaps and related transactions be moved to the Prospectus from the Statement of Additional Information. Also you requested that we confirm that no swap agreement contracts were entered into between the date the contract was purportedly entered into by the Fund (8/27/08) until the date of the Fund's filing of a supplement to the Statement of Additional Information pursuant to Rule 497 filing on September 17, 2008. You also asked that the Registrant consider whether the income derived from the swap agreement is "good income" for investment companies under the Internal Revenue Code.

Response 5 – Pursuant to your request, the disclosures regarding the swap agreements and borrowing arrangements with Reflow have been moved from the Statement of Additional Information to the Prospectus.

          We also verified that no swap agreement were entered into prior to the date the Registrant filed a supplement to the Statement of Additional Information describing the swap agreements and the counterparties.

          Additionally, the Registrant discussed the matter of the income from the swap agreements being classified as "good income" under the Internal Revenue Code with its auditors. Accordingly, because the income is derived from the investment company's principal investments in securities and not commodities, the income is typically considered by the industry to be "good income". The auditors further indicated that the amount of the swap agreements at year end, even if not "good income", would not have been sufficient to raise an issue under the Internal Revenue Code.

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * *

Please contact me at (513) 352-6725 if you should require any further information.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser